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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71007

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 AND ENDING 03/31/26
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WEMATCH. LIVE LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Broad Street
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STUART HENDERSON	201-264-7900	shenderson@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLC
(Name – if individual, state last, first, and middle name)

485 Lexington Ave, floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Hochstadter Jr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WEMATCH. LIVE LLC, as of 3/31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signed by Edward R Hochstadter Jr / New Jersey Driver License
This online notarization was completed via two-way audio/video technology.

Signature

Title: CEO 06/29/2026

Jennifer Graham

Notary Public
Jennifer Graham, State of Florida, County of Lee
06/29/2026

NOTARY PUBLIC STATE OF FLORIDA
JENNIFER GRAHAM
Notary Public - State of Florida
Commission # HH 616787
My Comm. Expires Dec 1, 2028

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WEMATCH.LIVE LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT
CONFIDENTIAL PER RULE 17A-5(E)(3)

March 31, 2026

Table of Contents



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Wematch.Live LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wematch.Live LLC (the "Company") as of March 31, 2026, the related statements of operations, changes in member's equity, and cash flows for the year ended March 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I and Schedule II (collectively the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the supplemental information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2023.

New York, New York
June 25, 2026

WEMATCH.LIVE LLC

Statement of Financial Condition
 March 31, 2026

ASSETS

Cash and cash equivalents	$ 1,602,025
Prepaid expenses and other receivables	$44,581
Account receivable	$564,118
Amounts due from affiliates	$53,044
Property and equipment, net	$6,964
Total assets	$ 2,270,732

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Trade payables	$ 7,763
Deferred revenue	$58,958
Accrued expenses and other liabilities	$262,249
Total liabilities	$ 328,970
Member's Equity	$ 1,941,762
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,270,732

Confidential in accordance with Rule 17a-5(e) (3) under Securities Exchange Act of 1934.
The accompanying notes are an integral part of these financial statements.

Statement of Operations
For the year ended March 31, 2026

Revenues

Subscription fees	$2,437,019
Other revenues	$590,690
Interest income	$34,552
Total revenues	$3,062,261

Expenses

Compensation	$2,284,277
Professional fees	$159,151
Rent	$47,232
Communications and data processing	$220,712
Other expenses	$317,259
Total expenses	$3,028,631

Net Profit:

	$33,630

Confidential in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.
The accompanying notes are an integral part of these financial statements.

WEMATCH.LIVE LLC

Statement of Changes in Member's Equity

Member's Equity as of April 1, 2025	$ 1,489,520
Net profit	33,630
Cash equity contribution	200,000
Non-cash equity contribution	218,612
Member's Equity as of March 31, 2026	$ 1,941,762

Confidential in accordance with Rule 17a-5(e) (3) under Securities Exchange Act of 1934.
The accompanying notes are an integral part of these financial statements.

WEMATCH.LIVE LLC

STATEMENTS OF CASH FLOWS
For the year ended March 31, 2026

Cash flows from operating activities:

Net Profit	$33,630
Adjustments to reconcile net profit to net cash used in by operating activities:	
Non-cash contribution – forgiveness of intercompany payable	$218,612
Decrease (increase) in assets and increase (decrease) in liabilities	
Increase in other receivables and prepaid expenses	(15,074)
Decrease in account receivables	260,490
Decrease in amount due from affiliates	97,635
Decrease in trade payables	(28,737)
Increase in other current liabilities	142,551
Net cash provided by operating activities	$ 709,107

Cash flows from investing activities:

Purchase of property and equipment	(780)
Net cash used in investing activities	(780)

Cash flow from financing activities

Capital Contribution	200,000
Net cash from financing activity	200,000
Increase (decrease) in cash and cash equivalents	908,327
Cash and cash equivalents at the beginning of the period	693,698
Cash and cash equivalents at the end of the period	$ 1,602,025

Supplemental cash flow disclosure:

Non- cash capital contribution – debt forgiveness by Parent	$218,612

There were no payments of interest or taxes during the fiscal year.

Confidential in accordance with Rule 17a-5(e) (3) under Securities Exchange Act of 1934.
The accompanying notes are an integral part of these financial statements.

NOTE 1: Organization and Nature of the Business

Wematch.Live, LLC (**the "Company"**) was organized as a Delaware limited liability company on July 1, 2022, and is in New York, New York. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 11, 2023. In September 2022, the Company entered into a distributor service agreement with Wematch.Support US Inc (**"The Parent Company"**) for the purpose of providing distributor services for a trading platform licensed to the parent company by Wematch.Live R&D Ltd. ("Group Parent Company").

NOTE 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents. During the fiscal year 2026, the Company held checking and money market savings accounts at a financial institution. Interest income is recognized on an accrual basis and solely from the money market savings accounts at financial institutions. At March 31, 2026, cash balances exceeded federally insured limits by approximately $1,352,025. The uninsured deposits are direct obligations of Bank Hapoalim Israel.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

Asset Category	Useful life
Computers & software	3
Office furniture	7
Electronic equipment	10

Revenue Recognition

The Company provides clients with access to its Alternative Trading Platform("ATS") through a contractual Software-as-a-Service (SaaS) licensing agreement that includes subscription-based fees. These arrangements represent a series of distinct services that are substantially the same and are transferred to the customer over time. Revenue from subscription fees is recognized in accordance with ASC 606, based on the nature of the fees stipulated in each customer contract:

Fixed Annual Fees
Fixed subscription fees are contractually agreed amounts that provide clients with continuous access to the Company's ATS platform over a defined service period, generally one year. These fees represent a single performance obligation that is satisfied over time, as the customer simultaneously receives and consumes the benefits of the service. Revenue from fixed annual fees is recognized on a straight-line basis over the contractual term, which reflects the Company's obligation to provide uninterrupted platform access throughout the period. Amounts billed in advance of the service period are recorded as deferred revenue and recognized as the related performance obligations are satisfied.

Tiered Transaction-Based Fees
Certain customer contracts include variable consideration in the form of tiered fees, which are based on the notional value of transactions executed by clients on the ATS platform during a specified period. Revenue from tiered fees is recognized in arrears, as the performance obligation is satisfied when the transaction activity occurs and the notional amounts are known. These fees are transaction fees recognized in a point in time in the period in which the related client activity is completed.

The Company monitors its contracts to assess the nature, amount, and timing of revenue to ensure compliance with the core principles of ASC 606. There are no significant judgments in determining the timing of revenue recognition for these subscription arrangements beyond the estimation of transaction activity under tiered fee structures.

Interest income on cash equivalents is recognized on the accrual basis.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with subscribing counterparties or in connection with a subscription agreement. The billed accounts receivable balance at March 31, 2026, was $445,592 and recognised within accounts receivable on the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivables) and are reversed when either it becomes a receivable, or the cash is received. Contract assets are reported in the statement of financial condition. As of March 31, 2026, there were $20,415 in unbilled receivables and $98,111 of contract assets recognized within accounts receivable on the statement of financial condition.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are reversed when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 31, 2026, there were $58,958 in contract liabilities recognized as deferred revenue on the statement of financial condition.

Current Expected Credit Losses

Allowance for credit losses of subscription receivable balances is regularly evaluated, and a determination is made based on a combination of factors such as subscriber's creditworthiness, past transaction history with the subscriber, and reasonable and supportable forecasts. Changes to such an allowance would be reflected in accordance with ASC 326. At March 31, 2026, the Company believes that all of its trade receivable balances will be collected. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses. The Company continually reviews the credit quality of its subscribers, which are SEC-registered broker-dealers. There was no credit losses incurred in fiscal year 2026 and no allowance for credit losses was established as of March 31, 2026.

Income Tax

The Company is generally not taxable for federal, state, and local income tax purposes. As a limited liability company, the Company's taxable income or loss is allocated to the Parent, and the Parent is responsible for reporting the Company's taxable income or loss. There are no obligations for the Company to fund the federal, state, or local tax liabilities, if any, of the Parent. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Employee Benefit Plans

The Company offers a Safe Harbor 401 (k) plan covering substantially all the Company's employees. Participants may contribute a percentage of compensation, but not more than the maximum allowed under the Internal Revenue Code. The plan provides for a discretionary contribution by the Company that amounted to approximately $44,174 for the year ended March 31,2026. This expense is included in Compensation and employee benefits on the Statement of Operations.

Stock-Based Compensation

The Group Parent Company's equity incentive plan provides for the granting of Group Parent Company stock options or other share-based awards to Employees, Directors, and Consultants of the Company.

Incentive stock options may be granted only to employees and directors only.

Each Option shall vest and become exercisable in one or more installments, at such time or times and subject to such conditions, including without limitation the achievement of specified performance goals or objectives established with respect to one or more performance criteria, as shall be determined by the Board.

Stock-based compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation, which requires recognition of expense related to the fair value of stock-based compensation. Compensation cost includes compensation cost for all stock-based compensation granted, based on the grant-date fair value estimated in accordance with the guidance in ASC 718, recognized over the vesting period using the straight-line attribution method. The company's accounting policy is to recognize forfeitures as they occur. Stock-based compensation expense is recognized by the Company with a corresponding increase to additional paid-in capital, representing the contribution of Group Parent Company common stock.

NOTE 3: Related Party Transactions

In May 2024, the Company entered a three-year expense sharing agreement with Wematch.Live R&D LTD (the "Group Parent Company") for the allocation of services paid by the Group Parent Company and its affiliates on behalf of the Company. These services primarily include finance, legal, and human recourses provisions provided by the Group Parent Company and its affiliates to the Company. Additionally, the agreement covers external administrative vendors who supply back-office systems such as accounting, human recourses, communications, and workplace solutions.

In August 2024, the Company entered a three-year expense sharing agreement with Wematch Support US Inc. (the "Parent Company") for the allocation of rent and other expenses paid by the Parent Company, such as private medical insurance premiums.

The Parent has established and maintains a share-based compensation plan (stock-option plan) for selected employees. At the beginning of the period, 16,250 options were outstanding. In FY2026 10,580 options were granted to employees of the Company and 340 options were cancelled. The options vest over a 4-year period. The compensation cost associated with options allocated through compensation expense on the Income Statement for the year ended March 31, 2026, was $54,348.

As of March 31, 2026, there was approximately $136,654 of total unrecognized compensation cost related to unvested stock options granted under the Plan.

During the fiscal year 2026, the non-direct expenses recorded in the Company's Statement of Operations were:

Non-direct Expenses	Fiscal Year 2026
Compensation expenses	$95,223
Rent	$47,235
Other expenses	$21,806
Total	**$164,264**

During the fiscal year 2026, in connection with the expense sharing agreement, all intercompany payables resulting from the expense allocations discussed above, are forgiven by the parent affiliates and are treated as non-cash contributions to equity. Non-cash contributions in the amount of $218,612 were made by the parent affiliates for the year ended March 31, 2026. In addition, the U.S. parent company contributed $200,000 in cash during the year ended March 31, 2026.

As of March 31, 2026, in connection with the distributor service agreement, the financial statements include revenues and expenses stemming from services provided between the Company and its Group Parent Company that are subject to transfer pricing models. Amounts have been determined based on a transfer pricing method recognized by the Organization for Economic Co-operation and Development ("OECD"). As a result, the amount of $590,690 has been recorded as Other revenues in the statement of operations and a corresponding receivable of $53,044 recorded in due from affiliates on the Statement of Financial Condition as of March 31, 2026.

NOTE 4: Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to or greater than $21,931 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined.

On March 31, 2026, the Company's net capital was $1,273,055 which exceeded the requirement by $1,251,124.

NOTE 5: Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the fiscal year ended March 31, 2026, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

NOTE 6: Segments Disclosure

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of a single class of service which includes subscription income from institutional investors for providing distributor services for a trading platform. The Company has identified its group CFO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. For the year ended March 31, 2026, two individual customers each accounted for 10% or more of the Company's total Subscription fees revenue. Revenues from these customers amounted to $317,690 (13%) and $363,892 (14.9%), respectively.

See the statement of operations which lists the segment revenue and significant expenses for the year ended March 31, 2026.

Note 7: Commitments and contingencies

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 8: Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through 29 June 2026, the date these financial statements were available to be issued. Based on this evaluation, the Company determined that there were no events or transactions occurring subsequent to March 31, 2026, that would require recognition or disclosure in the financial statements.

**WEMATCH.LIVE LLC**

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1
As of March 31, 2026

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("SEA")

NET CAPITAL	
Total members' capital	$1,941,762
Deductions and/or charges: Non-allowable assets:	
Prepaid expenses and other receivables	$44,581
Accounts Receivable	$564,118
Amounts due from affiliates	$53,044
Fixed assets	$6,964
Total deductions and/or charges	$668,707
Net capital before haircuts	-
Net capital	$1,273,055
Computation of basic net capital requirement:	
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness of $328,970):	$21,931
Excess of net capital over minimum requirement	$1,251,124
Aggregate indebtedness	
Accrued expenses and other liabilities	$321,207
Trade payables	$7,763
Total aggregate indebtedness	$328,970
Percent of aggregate indebtedness to net capital	26.29%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2026

Schedule II "COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3."

FOR THE YEAR ENDED March 31, 2026

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 but rather the Company claims an exemption based on the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17s-5 are limited to a) operating an alternative trading system; and b) operating electronic communication network.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report for Wematch.Live LLC (the Company), in which (1) the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) the Company has relied on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 under which the Company is eligible to file an Exemption Report because the Company limits its business activities exclusively to a) operating an alternative trading system; and b) operate an electronic communication network, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ended March 31, 2026 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with their assertion within the exemption report that the Company does not claim an exemption under paragraph (k) of 17 C.F.R § 240.15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Crowe LLP

Crowe LLP

New York, New York
June 25, 2026

- 15 -

Exemption Report

Wematch.Live, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to a) operating an alternative trading system; and b) operating an electronic communication network; and, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending March 31, 2026, without exception.

Wematch.Live, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Ed Hochstadter

C820AB83C9DF492...

Ed Hochstader

Chief Executive Officer

6/29/2026